Exhibit 12.6

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$64,097	$69,638
Add- Taxes based on income	35,923	38,673

Net income before income taxes	100,020	108,311
Add- fixed charges:
Interest on long term debt (1)	14,171	19,724
Estimated interest cost within rental expense	409	429
Amortization of net debt premium, discount, and expenses	858	1,112

Total fixed charges	15,438	21,265

Earnings available for fixed charges	115,458	129,576

Ratio of earnings to fixed charges	7.47	6.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	436	1,354
Adjustment to pretax basis	244	752

	680	2,106

Combined fixed charges and preferred stock dividend requirements	$16,118	$23,371

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.16	5.54

(1)	Includes FIN 48 interest expense